EXHIBIT 3.1a

Certificate of Amendment (Pursuant to NRS 78.385 and 78.390)
Filed in the office of	Document Number
Ross Miller	20110663136-29
Secretary of State	9/12/2011 2:05 PM
State of Nevada	Entity Number
C21433-2003

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1. Name of corporation: Emerging Media Holdings, Inc.

2. The articles have been amended as follows:

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective date of filing: 9/12/11

/s/ Iurie Bordian

4. Officer Signature:        ________________________________________________________